Exhibit 99.4

MINEFINDERS CORPORATION LTD.

2011 Request for Annual and Interim Financial Statements

National Instrument 51-102, Continuous Disclosure Obligations, requires the Corporation to send annually to the registered holders and beneficial owners of its securities a request form that they may use to request a copy of the Corporation’s annual financial statements and Management’s Discussion &Analysis (“MD&A”) for the annual statements, the interim financial statements and MD&A for the interim financial statements, or both.

As an alternative to receiving these documents by mail, they are available on SEDAR at www.sedar.com.

If you wish to receive printed copies of any of these documents, please complete this form and return it to:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

or submit your request online at www.computershare.com/mailinglist. Do not return this request by mail if you have submitted your request online.

REQUEST TO RECEIVE FINANCIAL STATEMENTS OF
MINEFINDERS CORPORATION LTD.

[ ] Yes	[ ] No	Interim Financial Statements and MD&A

[ ] Yes	[ ] No	Annual Financial Statements and MD&A

Name (Please print)

Street		Suite or Apt. No.

City	Province/State	Postal/Zip Code

Company Code: MFKQ